Exhibit 99.62

DATE AND SIGNATURE PAGE

CERTIFICATE OF AUTHOR – MICHAEL ROSKO

As the co-author of the report titled “Updated Feasibility Study, Reserve Estimation and Lithium Carbonate Production at the Cauchari-Olaroz Salars, Jujuy Province, Argentina”, with an effective date of March 29th, 2017 (the Technical Report) I, Michael Rosko, MSc., CPG, do hereby certify that:

1	I am a principal hydrogeologist with:

Montgomery & Associates Consultores, Ltda.

Isidora Goyenechea 3365, Of 901-902

Las Condes, Santiago de Chile

2.	I graduated with a Bachelor of Science degree in Geology from University of Illinois in 1983

3.	I graduated with a Master of Science in Geology (Sedimentary Petrology focus) from University of Arizona in 1986

4.	I am a registered professional geologist in the states of Arizona (25065), California (5236), and Texas (6359)

5.	I am a registered member of the Society for Mining, Metallurgy & Exploration (SME) #4064687

6.	I am a member of the National Ground Water Association, Arizona Hydrological Society, and International Association of Hydrogeologists.

7.	I have practiced hydrogeology for 31 years, with much of this time working in salar basins similar to Salar de Cauchari.

8.

I have read the definition of “qualified person” set out in National Instrument 43-101 (“NI 43-101”) and certify that by reason of my education and past relevant work experience, I fulfill the requirements to be a “qualified person” for the purposes of NI 43-101. This Technical Report is based on my personal review of information provided by Lithium Americas Corporation (LAC) and Soquimich (SQM) and on discussions with LAC and SQM representatives.

9.	I have visited the property two times, January 24, 2011 and January 24, 2017.

10.	I have not had prior involvement with the properties that are the subject of the Technical Report.

11.

As of the date of this certificate, to the best of my knowledge, information and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

12.	I am independent of the issuer applying all of the tests in section 1.5 of National Instrument 43-101.

13.	I have read National Instrument 43-101 and Form 43-101F1, and the Technical Report has been prepared in compliance with that instrument and form.

14.

As qualified person for this project, I have been responsible for review of the conceptual model and drilling and testing results, updating and re-calibrating the previous numerical groundwater flow model, and for calculating estimated reserve values for lithium and potassium provided in this Technical Report. I am responsible for authoring Section 15 and 16 of the Technical Report along with those sections of the Summary pertaining thereto.

Effective Date: March 29th, 2017

Signing Date: May 11th, 2017

{SIGNED AND SEALED} [Michael Rosko]

Signature of Michael Rosko, MSc, C.P.G.